EXHIBIT 4.1

THE GOODYEAR TIRE & RUBBER COMPANY

DESCRIPTION OF COMMON STOCK

The common stock, without par value, of The Goodyear Tire & Rubber Company is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary of our common stock is based on and qualified by our Amended Articles of Incorporation, as amended (the “Amended Articles of Incorporation”), our Code of Regulations, as amended (the “Code of Regulations”), and applicable provisions of Ohio law. This summary is not complete. For a complete description of the terms and provisions of our common stock, refer to the Amended Articles of Incorporation and Code of Regulations, both of which are filed as exhibits to our Annual Report on Form 10-K.

Voting Rights

Each share of our common stock is entitled to one vote per share on each matter voted upon by shareholders, subject to the rights of the holders of shares of preferred stock, if any, that may be outstanding. No shares of preferred stock are currently outstanding.

Except as may otherwise be required by the Amended Articles of Incorporation, Code of Regulations or Ohio law in respect of certain matters, the affirmative vote of at least a majority of the shares of common stock outstanding on the record date is required for any proposal to be adopted.

In voting for the election of directors, each share is entitled to one vote for each director to be elected. In an uncontested election, all candidates for directorships to be filled must receive more votes “for” their election than “against” their election in order to be elected. If the election is contested, the candidates for directorships to be filled receiving the most votes shall be elected, up to the number of directors to be elected. An election shall be considered contested if there are more nominees for election than director positions to be filled in that election.

Under Ohio law, an incumbent director who is not re-elected will continue in office as a “holdover” director until his or her successor is elected by a subsequent shareholder vote, or his or her earlier resignation, removal from office or death. In order to address “holdover” terms for any incumbent directors who fail to be re-elected under our majority vote standard, our corporate governance guidelines provide that if a director nominee does not receive a majority affirmative vote, he or she will promptly offer his or her resignation as a director to the board of directors.

Dividend Rights

The holders of shares of our common stock are entitled to receive dividends and other distributions if, as and when declared by our board of directors out of funds legally available for that purpose. These rights are subject to any preferential rights and any sinking fund, redemption or repurchase rights of any outstanding shares of preferred stock. We are not permitted to pay dividends to holders of our common stock if we have not paid or provided for the dividends, if any, fixed with respect to any outstanding shares of preferred stock.

Liability for Calls and Assessments

The outstanding shares of our common stock are fully paid and non-assessable.

Preemptive Rights

Holders of shares of our common stock do not have preemptive rights as to additional issuances of shares of our common stock or of securities convertible into, or entitling the holder to purchase, shares of our common stock.

Liquidation Rights

If we were voluntarily or involuntarily liquidated, dissolved or wound up, the holders of our outstanding shares of common stock would be entitled to share in the distribution of all assets remaining after payment of all of our liabilities and after satisfaction of prior distribution rights and payment of any distributions owing to holders of any outstanding shares of preferred stock.

Other Information

Holders of shares of our common stock have no conversion, redemption or call rights related to their shares. We may, pursuant to action authorized by our board of directors, offer to repurchase or otherwise reacquire shares of our common stock, but we may not redeem issued and outstanding shares.

Certain Provisions of Ohio Law and the Amended Articles of Incorporation and Code of Regulations

There are statutory provisions of Ohio law and provisions in the Amended Articles of Incorporation and Code of Regulations that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management with respect to us, including transactions in which our shareholders might otherwise receive a premium over the then current market prices for their shares.

Amended Articles of Incorporation and Code of Regulations

The Amended Articles of Incorporation and Code of Regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of us that is not approved by the board of directors. These provisions include:

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the right of our board of directors to issue authorized and unissued shares of common stock without shareholder approval; and
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the right of our board of directors to issue shares of preferred stock in one or more series and to designate the number of shares of those series and certain terms, rights and preferences of those series, including redemption terms and prices and conversion rights, without shareholder approval.

Ohio Law Provisions

Various laws may affect the legal or practical ability of shareholders to dispose of our shares. Such laws include the Ohio statutory provisions described below.

Chapter 1704 of the Ohio Revised Code prohibits an interested shareholder (defined in Section 1704.01 of the Ohio Revised Code) or any affiliate or associate of an interested shareholder (as defined in Section 1704.01 of the Ohio Revised Code) from engaging in certain transactions with the corporation during the three-year period after the interested shareholder’s share acquisition date.

The prohibited transactions include, among other things: mergers, consolidations, majority share acquisitions, certain purchases, leases and sales of assets, certain issuances or transfers of shares (or rights to acquire shares), dissolutions, certain reclassifications, recapitalizations or other transactions that would increase the proportion of shares held by the interested shareholder or its affiliates or associates, and the provision of certain benefits (including loans, advances and other financial assistance) by the corporation to the interested shareholder or its affiliates or associates.

After the expiration of the three-year period, the corporation may participate in such a transaction with an interested shareholder only if, among other things:

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the transaction receives the approval of the holders of at least two-thirds of all the voting shares of the corporation and is also approved by the holders of at least a majority of the disinterested voting shares (defined as those shares not held by the interested shareholder or its affiliates or associates); or
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the transaction meets certain criteria designed to ensure that the remaining shareholders receive fair consideration for their shares.

The prohibitions do not apply if, before the interested shareholder becomes an interested shareholder, the board of directors of the corporation approves either the interested shareholder’s acquisition of shares or the otherwise prohibited transaction. The restrictions also do not apply if a person was an interested shareholder prior to the adoption of the statute on April 11, 1990, unless, subject to certain exceptions, the interested shareholder increases his, her or its proportionate voting power on or after April 11, 1990 or if a person inadvertently becomes an interested shareholder, provided that, as soon as practicable, they divest the voting shares that resulted in them becoming an interested shareholder.

Pursuant to Ohio Revised Code Section 1707.043, an Ohio publicly traded corporation may recover profits made from any disposition of the corporation’s equity securities by a person who, within eighteen months before such disposition made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of the corporation. The corporation may not, however, recover from a person who proves in a court of competent jurisdiction either of the following:

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such person’s sole purpose in making the proposal or public disclosure was to succeed in acquiring control of the corporation and that there were reasonable grounds to believe that such person would acquire control of the corporation; or
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such person’s public disclosure concerning the intention or possibility of making a proposal to acquire control of the corporation were not effected with a purpose of affecting market trading and thereby increasing any profit or decreasing any loss from the disposition of the equity securities, and the public disclosure did not have a material effect on the market price or trading volume of the corporation’s equity securities.

Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person, directly or indirectly, must exceed $250,000. Section 1707.043 does not apply to equity securities acquired more than eighteen months before the date on which the proposal or public disclosure was made. Any shareholder may bring an action on behalf of the corporation if a corporation fails or refuses to bring an action to recover these profits within sixty days of a written request by a holder of any equity security. The party bringing such an action may recover attorneys’ fees if the court having jurisdiction over such action orders the recovery of any profits.